Quanta Services, Inc. 2800 Post Oak Blvd., Suite 2600 Houston, Texas 77056-6175 PHONE 713.629.7600 WEB www.quantaservices.com NYSE PWR September 13, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Barbara Jacobs

Amanda Ravitz

Division of Corporation Finance

Disclosure Review Program

Re:	Quanta Services, Inc.

Definitive Proxy Statement on Schedule 14A

Filed on April 14, 2022

File No. 001-13831

To the addressees set forth above:

This letter sets forth the responses of Quanta Services, Inc. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 31, 2022 (the “Comment Letter”) with respect to the Company’s Definitive Proxy Statement on Schedule 14A (the “2022 Proxy Statement”) filed with the Commission on April 14, 2022.

For your convenience, we have reproduced the comments of the Staff exactly as given in the Comment Letter in bold and italics below and set forth below the comments the Company’s responses. The Company intends to address the Staff’s comments in its future proxy statements on Schedule 14A (“Future Proxy Statements”) that will be filed with the Commission, including the Proxy Statement on Schedule 14A relating to its 2023 annual meeting of stockholders, in lieu of filing amendments to its 2022 Proxy Statement.

Definitive Proxy Statement on Schedule 14A, filed April 14, 2022

General

1.	Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your

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September 13, 2022

discussion, please also address the circumstances under which you would consider having the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether you will seek prior input from shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will revise the corporate governance disclosures in Future Proxy Statements to expand the discussion of reasons we believe our leadership structure is appropriate given our specific characteristics and circumstances, including a discussion of when we might consider combining the Chairman (the “Chair”) of the Company’s Board of Directors (the “Board”) and CEO roles, when shareholders would be notified about such a change and whether shareholder input would be sought prior to such a change.

2.	Please expand upon the role that your Chairman of the Board plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Chairman of the Board may:

•	represent the board in communications with shareholders and other stakeholders;

•	require board consideration of, and/or override your CEO on, any risk matters; or

•	provide input on design of the board itself.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will revise the corporate governance disclosures in Future Proxy Statements to expand the discussion of the role of the Chair of the Board in the leadership of the Board, including the Chair’s role in the Board’s communication with shareholders and other stakeholders, in the Board’s consideration of risk matters and in the design of the Board itself.

3.	Please expand upon how your board administers its risk oversight function. For example, please disclose:

•	why your board elected to retain direct oversight responsibility for certain risks rather than assign oversight to a board committee;

•	the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;

•	whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;

•	how the board interacts with management to address existing risks and identify significant emerging risks;

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September 13, 2022

•	to whom your Chief Compliance Officer reports; and

•	how your risk oversight process aligns with your disclosure controls and procedures.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will revise the corporate governance disclosures in Future Proxy Statements to expand on the Board’s administration of its risk oversight function, including the reasons why the Board elected to retain direct oversight for certain risks, the timeframe for risk evaluation and application of different oversight standards, the role of outside advisors and experts and the Company’s management in identifying potential threats and risks, the reporting structure for the Chief Compliance Officer and the connection between the risk oversight process and our disclosure controls and procedures.

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September 13, 2022

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

Quanta Services, Inc.

By:	/s/ Donald C. Wayne
Name:	Donald C. Wayne
Title:	Executive Vice President and General Counsel

Cc:	Ryan J. Maierson, Latham & Watkins LLP
Ryan J. Lynch, Latham & Watkins LLP